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                             August 13, 2021

       Jonathan Neman
       Chief Executive Officer
       Sweetgreen, Inc.
       3101 W. Exposition Boulevard
       Los Angeles, CA 90018

                                                        Re: Sweetgreen, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 28,
2021
                                                            CIK No. 0001477815

       Dear Mr. Neman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, submitted July 28, 2021

       Prospectus Summary
       Our Growth Strategies, page 7

   1. We note your response to comment 9, and your amended disclosure in the footnotes to the graphic on page 9,
stating that "[f]or orders placed through one of our Digital Channels, a unique customer is
determined based on the customer's login information." Please disclose whether a
single customer could use different login information, and therefore, be counted more than once
as a unique customer. Please amend your risk factor disclosure to discuss any risks
related to the same, including the impact on management's interpretation of your key metrics.
 Jonathan Neman
Sweetgreen, Inc.
August 13, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 82

2. We note your response to prior comment 31. Please either retitle the metrics to indicate that they have been adjusted or quantify AUV and Same-Store Sales Change without adjustment for temporary store closures and then explain the impact of such closures on these metrics in an accompanying narrative. If you retitle the metrics, consider doing so by parenthetically noting that they are adjusted for 2020, footnoting the figures adjusted, and disclosing the adjustments in a footnote immediately below the table. Business
Our Marketing Strategy
Performance Marketing, page 114

3. We note your response to comment 37, and your amended disclosure on page 144 that
      "[t]his connection with our customers leads to improved retention (which we measure based on the number of customers placing repeat orders on our platform over various time periods) and more efficient customer acquisition (which we measure by a number of metrics, such as return on ad spend and cost per app install)." Please disclose the customer retention for the periods presented in your filing. Further, please briefly describe how you calculate return on ad spend and cost per app install. Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Gift Cards, page F-11

4. We note your revised disclosure in response to prior comment 44 that you have no gift cards currently meeting the requirement for escheatment, but because the state of
      Delaware requires escheatment, there is always a legal obligation for the Company to remit unredeemed gift card balances to Delaware. Please further revise to disclose how a gift card meets the requirements for escheatment in the state of Delaware.
       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Neman
                                                            Division of
Corporation Finance
Comapany NameSweetgreen, Inc.
                                                            Office of Trade &
Services
August 13, 2021 Page 2
cc:       Siana E. Lowrey
FirstName LastName